UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Tallgrass Energy, LP
(Name of Issuer)

Class A Shares Representing Limited Partner Interests
(Title of Class of Securities)

874696107
(CUSIP Number)

Celine Loh	Toh Tze Meng
GIC Private Limited	GIC Private Limited
168, Robinson Road	168, Robinson Road
#37-01, Capital Tower	#37-01, Capital Tower
Singapore 068912	Singapore 068912
+65 6889 8888	+65 6889 8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 874696107		Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
GIC PRIVATE LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
124,307,584

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
124,307,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
124,307,584

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.42% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Calculations of the percentage of Class A Shares beneficially owned are calculated in accordance with Rule 13d-3 and assumes that there are 279,852,537 Class A Shares outstanding, which takes into account the number of TE Units that may be deemed to be beneficially owned by the Reporting Persons, which are exchangeable together with Class B Shares for a corresponding number of Class A Shares, pursuant to the TGE LP Agreement (defined in Item 6 of the Original 13D).

SCHEDULE 13D

CUSIP No.: 874696107		Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS
GIC SPECIAL INVESTMENTS PTE. LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
124,307,584

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
124,307,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
124,307,584

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.42% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Calculations of the percentage of Class A Shares beneficially owned are calculated in accordance with Rule 13d-3 and assumes that there are 279,852,537 Class A Shares outstanding, which takes into account the number of TE Units that may be deemed to be beneficially owned by the Reporting Persons, which are exchangeable together with Class B Shares for a corresponding number of Class A Shares, pursuant to the TGE LP Agreement (defined in Item 6 of the Original 13D).

SCHEDULE 13D

CUSIP No.: 874696107		Page 4 of 7 Pages
1	NAMES OF REPORTING PERSONS
JASMINE VENTURES PTE. LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
124,307,584

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
124,307,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
124,307,584

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.42% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Calculations of the percentage of Class A Shares beneficially owned are calculated in accordance with Rule 13d-3 and assumes that there are 279,852,537 Class A Shares outstanding, which takes into account the number of TE Units that may be deemed to be beneficially owned by the Reporting Persons, which are exchangeable together with Class B Shares for a corresponding number of Class A Shares, pursuant to the TGE LP Agreement (defined in Item 6 of the Original 13D).

SCHEDULE 13D

CUSIP No.: 874696107		Page 5 of 7 Pages
Item 1.	Security and Issuer.
This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the Class A Shares representing Limited Partner Interests (the “Class A Shares”) of Tallgrass Energy, LP, a Delaware limited partnership (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 14, 2019 (the “Original 13D”), as amended by Amendment No. 1 filed on May 13, 2019 and Amendment No. 2 filed on August 28, 2019 (collectively, the “Schedule 13D”).  Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 6:

Standstill Agreement

In connection with the Proposal submitted by Blackstone Infrastructure Advisors L.L.C., an affiliate of Blackstone, on behalf of the Sponsors, to the Conflicts Committee on August 27, 2019, Blackstone Infrastructure Advisors L.L.C. (together with its controlled affiliates (including, for the avoidance of doubt, Class A Acquiror, the Up-C Acquirors and the Prairie Secondary Acquirors), but expressly excluding the Issuer, the general partner of the Issuer and their respective subsidiaries and controlled affiliates, the “BIA Sponsor”) entered into a standstill agreement with the Conflicts Committee on September 25, 2019 (the “Standstill Agreement”), pursuant to which the BIA Sponsor agreed that it will not, directly or indirectly, without the prior written consent of the Conflicts Committee, in any manner after the effective date of the Standstill Agreement (“Effective Date”) through the date of termination, as described below, (i) acquire, agree to acquire or make any proposal or offer to acquire (except as contemplated by the Proposal), any additional securities or property of or interests in the Issuer or any of its subsidiaries, or any rights or options to acquire any such securities, property or interests; (ii) enter into, or make any proposal or offer with respect to (except as contemplated by the Proposal), any merger, consolidation, business combination, reorganization or similar transaction involving the Issuer or any of its subsidiaries; (iii) amend or propose to amend the organizational documents of the Issuer, the general partner of the Issuer or of any subsidiary of the Issuer; (iv) make, or in any way participate in, any solicitation of proxies, to vote or consent, or enter into or seek to enter into, any agreement, arrangement or understanding with, or seek to advise or influence another person with respect to the voting of, or granting of a consent with respect to, any securities of or interests in the Issuer or any of its subsidiaries; (v) cause the general partner of the Issuer or the Issuer or any of its subsidiaries to issue any additional securities or interests (other than the issuance of securities issued on account of awards outstanding under employee benefit plans existing as of the date of the Standstill Agreement) or to take or propose to take, directly or indirectly, any action described in clauses (i), (ii), (iii) or (iv); (vi) vote in favor of, or give consent with respect to any security of or interest in the Issuer or any of its subsidiaries in favor of, any transaction, proposal, offer or amendment described in clauses (i), (ii) or (iii) if such transaction, proposal, offer or amendment was not approved and recommended to security holders or interest holders by the Conflicts Committee; (vii) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any securities of or interests in the Issuer (except to the extent that no member of such “group” beneficially owns any securities of or interests in the Issuer that are not already beneficially owned by the BIA Sponsor as of the Effective Date); (viii) provide, or act as agent for the purpose of obtaining, debt or equity financing for any transaction, other than the transaction contemplated by the

SCHEDULE 13D

CUSIP No.: 874696107		Page 6 of 7 Pages

Proposal (the “Proposed Transaction”), that would violate or contribute to a violation of the Standstill Agreement; (ix) disclose any intention, plan or arrangement inconsistent with the foregoing; (x) disclose to any person, other than any Representative (as defined below), any undisclosed terms or conditions of the Proposed Transaction; (xi) propose, agree to, promote, solicit or publicly announce its willingness to undertake or support any of the foregoing, or advise, assist or encourage any other person in connection with any of the foregoing; or (xii) propose or agree to eliminate the Conflicts Committee, revoke or diminish its authority, or remove or cause the removal of any director that is a member of the Conflicts Committee.

Notwithstanding the above, the foregoing does not restrict the ability of the BIA Sponsor, any of its affiliates or any of their respective directors, officers, employees, agents, equityholders and advisors (including financial advisors, attorneys, accountants and other consultants and potential financing sources) (each, a “Representative”) from (A) privately making any proposal with respect to and privately negotiating the terms of the Proposed Transaction or any alternative thereto with the Conflicts Committee, (B) privately disclosing or discussing any information regarding the Proposed Transaction or any alternative thereto being negotiated with the Conflicts Committee to any Representative of the BIA Sponsor or any of its affiliates, or negotiating or entering into any agreements or arrangements with any such person with respect to the Proposed Transaction or any alternative thereto being discussed with the Conflicts Committee or (C) disclosing any information that the BIA Sponsor determines, based upon the advice of outside counsel, is required by applicable law, rules, regulations or other applicable legal process or requested by a governmental authority; provided, further, that clauses (iv) and (vii) above do not limit or otherwise restrict any action taken by the BIA Sponsor at any time after the Effective Date to vote or give consent with respect to securities of or interests in the Issuer held by the BIA Sponsor of record on the Effective Date in a manner which does not otherwise violate the Standstill Agreement.

These prohibitions will terminate on the earliest of (VV) 120 days from the Effective Date; (WW) the entry into a definitive agreement related to the Proposed Transaction that the Conflicts Committee has approved and which contains provisions similar to the prohibitions contained in Section 1 of the Standstill Agreement that are effective until the conclusion of the vote of the limited partners of the Issuer on the Proposed Transaction; (XX) the date on which the Conflicts Committee determines, in its sole discretion, to discontinue discussions with respect to the Proposed Transaction and the Conflicts Committee makes a public announcement with respect thereto; (YY) the date on which the BIA Sponsor determines, in its sole discretion, to discontinue discussions with respect to the Proposed Transaction and the BIA Sponsor makes a public announcement with respect thereto; provided, that such date will not be prior to 60 days from the Effective Date; or (ZZ) the date on which the Conflicts Committee and the BIA Sponsor publicly announce their mutual agreement to discontinue discussions with respect to the Proposed Transaction.

The Reporting Persons are not subject to the Standstill Agreement.

The foregoing description of the Standstill Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following Exhibit:

Exhibit
Number	Description

13
Standstill Agreement, dated September 25, 2019, by and between the Conflicts Committee of the Board of Directors of Tallgrass Energy GP, LLC and Blackstone Infrastructure Advisors L.L.C (incorporated by reference to Exhibit 14 to Amendment No. 5 to the Schedule 13D filed by Blackstone Holdings III L.P. on September 26, 2019)

SCHEDULE 13D

CUSIP No.: 874696107		Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GIC PRIVATE LIMITED

By:	/s/ Celine Loh
Name: Celine Loh
Title: Senior Vice President

By:	/s/ Toh Tze Meng
Name: Toh Tze Meng
Title: Senior Vice President

GIC SPECIAL INVESTMENTS PTE. LTD.

By:	/s/ Deanna Ong
Name: Deanna Ong
Title: Director

JASMINE VENTURES PTE. LTD.

By:	/s/ Ashok Samuel
Name: Ashok Samuel
Title: Senior Vice President

September 26, 2019